Exhibit 77(d)

Policies With Respect to Security Investments

On May 1, 2009 the prospectus for ING Opportunistic LargeCap Fund was revised to change the Fund’s investment objective from seeking capital appreciation to seeking long term growth primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks. The principal investment strategies was amended to allow the Fund to invest in securities convertible into common stocks, to give the Fund ability to invest in options and futures and to remove the non-diversification language.